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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7*)

                               Oriole Homes Corp.

                                (Name of Issuer)

                    Common Stock, Class A, Class B, Par Value
                           (Title of Class Securities)

                               686264102 (Class A)
                               686264201 (Class B)
                                 (Cusip Number)


                            Andrew J. McLaughlin, Jr.
                          c/o Loeb Partners Corporation
                     61 Broadway, N.Y., 10006 (212) 483-7001

 (Name, address and Telephone Number of Person Authorized to Receive Notices
                               and Communications

                                 January 6, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 686264-20-1 - 686264 - 10 - 2

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Andrew J. McLaughlin, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]

                                                            (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF      7  SOLE VOTING POWER
                  100,900 Class A Common Shares
SHARES            295,900 Class B Shares, assuming conversion of Class A Common
BENEFICIALLY   8 SHARED VOTING POWER
                    7,300 Class A Common Shares
OWNED BY           19,000 Class B Shares, assuming conversion of Class A Common
EACH           9  SOLE DISPOSITIVE POWER
                  100,900 Class A Common Shares
REPORTING         295,900 Class B Shares, assuming conversion of Class A Common
PERSON
WITH          10 SHARED DISPOSITIVE POWER
                    7,300 Class A Common Shares
                   19,000 Class B Shares, assuming conversion of Class A Common

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,200 Class A Common Shares 314,900 Class B Shares, assuming conversion of Class A Common

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A Shares -  5.8%
         Class B Shares - 11.0%

14  TYPE OF REPORTING PERSON*
         IN PN

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Item 1.  Security and Issuer.

This report relates to the Common Stock, Class A and Class B of Oriole Homes Corp. Its chief executive officer is Mark A. Levy. The principal executive offices are located at 1690 South Congress Avenue, Delray Beach, Florida, 33445. This report reflects the sale of shares of Class A Common Stock and the purchase of Class B Common Stock par value $.10 per share.

Item 2.  Identity and Background.

This report is being filed by Andrew J. McLaughlin, Jr. as to (i) shares for which Andrew J. McLaughlin, Jr. has sole voting or dispositive power; and (ii) shares for which Andrew J. McLaughlin, Jr. has shared voting or dispositive power. Andrew J. McLaughlin, Jr. is a registered representative of Loeb Partners Corporation, a registered broker/dealer, 61 Broadway, New York, New York, 10006. Andrew J. McLaughlin, Jr. is a United States citizen. He has not, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respects to such laws. McLaughlin Family Fund is a partnership comprised of Andrew J. McLaughlin, Jr. as general partner and his children, nephews, nieces as limited partners.

Item 3.  Source and Amount of Funds or Other Compensation.

The shares, the ownership of which is reported hereby were acquired with personnel, partnership or trust funds.

Item 4.  Purpose of Transaction.

The shares, the ownership of which is reported hereby, were acquired for investment purposes. The reporting persons reserve the right to acquire additional shares, or to dispose of some or all of their shares, in accordance with applicable regulations. Mr. McLaughlin may from time to time discuss with members of the issuer's management various ideas with a view to enhancing the value of the shares, but he is not presently contemplating any plans or proposals required to be described in answer to this Item 4.

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Item 5.  Interest in Securities of the Issuer.

(a) and (b). The respective number of shares of the Company's Class A Common Stock and Class B Common Stock held are:

I. Shares as to which Andrew J. McLaughlin, Jr. has sole voting or dispositive power.

Number of Shares of Cl. A and Cl. B
Common Stock                                        Beneficial Owner
  88,400 Class A                                    Andrew J. McLaughlin, Jr.
160,100 Class B

  12,500 Class A                                    McLaughlin Family Fund
  34,900 Class B


II. Shares as to which Andrew J. McLaughlin, Jr. has shared voting or dispositive power.

Number of Shares of Cl. A and Cl. B
Common Stock                      Beneficial Owner
  7,300 Class A                   Thomas L. Kempner, Irwin D. Rowe, Andrew J.
11,700 Class B                    McLaughlin, Jr. as Trustees for Loeb Rhoades
                                  Hornblower Profit Sharing Trading for Account of Andrew J. McLaughlin, Jr.

108,200 (5.8%) Class A
206,700 (7.5%) Class B

Percentages are computed on the basis of 1,864,149 outstanding shares of Class A Common Stock and 2,761,375 of Class B reported by the Company as of October 20, 1998 in its most recent 10-Q filing. III. Class A shares are convertible at the rate of one share of Common Stock, Class B for each share. Assuming only conversion of the 108,200 shares of Class A Common Stock referred to above, there would have been 2,869,575 Class B Common shares outstanding as of October 20, 1998 and the persons named in this Item 2 would have owned in the aggregate 314,900 shares (11.0% of 2,869,575).


(c) The following transactions have been made within the last 60 days.

Sales                     Security      Price      # of Shares   Trade Date
McLaughlin Family Fund    Cl. A Common  2.750      15000         12-02-98


Purchases
McLaughlin Family Fund    Cl. B Common  2.469      2000          12-29-98
                          Cl. B Common  2.750      1000          12-21-98
                          Cl. B Common  2.600      1000          12-18-98
                          Cl. B Common  2.986      3000          11-27-98
                          Cl. B Commo   3.000      3000          11-25-98


Purchases
Andrew J. McLaughlin, Jr. Cl. B Common  2.438      38000         01-06-98


(d) and (e). Not applicable.

Item 6.  Contracts, Arrangement, Understanding or Relationships
                  with Respect to Securities of the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 1999        /s/ Andrew J. McLaughlin, Jr.
                              -------------------------------------------------
                                  Andrew J. McLaughlin, Jr., individually,
                                  as general partner and as trustee